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EXHIBIT (a)(5)(R)

Editorial Contact:

Joseph Rockom
Chief Financial Officer
(408) 284-8514

FOR IMMEDIATE RELEASE

IKOS SYSTEMS REPORTS FIRST-QUARTER RESULTS

—Bookings up Over 20% Sequentially—

SAN JOSE, Calif., January 23, 2002—IKOS Systems, Inc. (Nasdaq:IKOS), a leading provider of high-performance design verification solutions, today announced its financial results for the first fiscal quarter ended December 29, 2001.

First-quarter fiscal 2002 revenues were $13.3 million, compared with $21.0 million for the first quarter of fiscal 2001. Net income for the quarter was $316,000, or $0.03 per diluted share, compared with net income of $2.5 million, or $0.25 per diluted share, for the same period a year ago. Net income for the first quarter of fiscal 2002 included charges of $1.3 million related to the Axis Systems Inc. litigation and the proposed merger with Synopsys, and a one-time net gain of approximately $3.0 million due to the early termination of a sublease. Bookings for the first quarter were $14.8 million, up 20 percent from bookings of $12.3 million for the prior quarter.

Product revenues for the first quarter were $8.1 million, compared with $16.4 million for the same quarter last year. Maintenance revenues were $5.2 million, compared with $4.6 million for the year-ago quarter.

"IKOS' first-quarter results and sequential bookings growth are a testament to the competitive strength of our emulation product offering," said Ramon Nuñez, president and chief executive officer. "Our improved cash position, the cost controls that we have put in place over the last several quarters, and highly competitive product offering have strengthened our position in pursuing new and potential business opportunities."

IKOS management plans to conduct a teleconference with investors today at 1:30 p.m. PT / 4:30 p.m. ET. This call will be webcast live for all investors and archived for 30 days at http://www.ikos.com. In addition, a telephone replay will be available for one week at (703) 326-3020, code #5750875.

ABOUT IKOS

IKOS Systems, Inc. (Nasdaq:IKOS) is a technology leader in high-performance, hardware assisted design verification. IKOS' mission is to develop and deliver high performance solutions that enable its customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, the UK, France, Germany, The Netherlands, Japan and India, and a distribution network throughout Asia-Pacific. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, 408/284-0400. For more information, visit http://www.ikos.com.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation, current economic conditions, continued acceptance and development of the Company's existing and new products, increased levels of competition for the Company, new products and technological changes, the Company's ability to retain its skilled workforce, the Company's dependence upon third-party suppliers, controlling product costs, customer demand for the company's products and maintenance services, intellectual property rights, achievement of cost controls, risks relating to compliance with the operating covenants in connection with the merger agreement with

Synopsys, the potential distraction of management regarding the pending cash tender offer commenced by Mentor Graphics Corporation and other risks detailed from time-to-time in the Company's periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the forward-looking statements contained in this release.

Additional Information: IKOS has filed a Schedule 14D-9 and amendments thereto with the Securities and Exchange Commission ("SEC") relating to the cash tender offer commenced by Mentor Graphics Corporation on December 7, 2001 to acquire all outstanding shares of IKOS common stock. These documents contain important information about IKOS, the Mentor tender offer, the IKOS Board's determinations regarding the tender offer, and related matters. Investors and security holders are urged to read the Schedule 14D-9 and its amendments when available. Investors are able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

In connection with the proposed merger, Synopsys, Inc. filed a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS filed a Preliminary Proxy Statement on August 9, 2001, and an Amendment No. 1 to the Registration Statement on Form S-4 and Proxy Statement/Prospectus was filed on October 18, 2001 (Registration No. 333-67184), each containing information about the proposed merger, with the SEC. At such time the SEC declares the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) to be effective, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.

Note:

*SAB No. 101, Revenue Recognition in Financial Statements

On December 3, 1999, the SEC staff issued SAB No. 101, Revenue Recognition in Financial Statements. In addition, on October 9, 2000, the SEC issued Staff Accounting Bulletin No. 101: Revenue Recognition in Financial Statements-Frequently Asked Questions and Answers ("SAB 101 FAQ"). The SEC staff addresses several issues in SAB No. 101 and the SAB 101 FAQ, including the timing for recognizing revenue derived from selling arrangements that involve customer acceptance provisions. During the fourth quarter of fiscal 2001, IKOS adopted SAB No. 101. The company has revised its quarterly financial data in order to reflect the provisions of SAB No. 101, as if applied consistently for all periods shown. Adoption of SAB No. 101 had no effect on previously recorded amounts for the first quarter of fiscal 2001.

-Financial Statements Attached-

IKOS SYSTEMS INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	December 30, 2001	December 29, 2000 (*)
Net revenues
Product	$8,086	$16,379
Maintenance	5,228	4,630

Total net revenues	13,314	21,009
Cost of revenues
Product	2,898	3,355
Maintenance	1,051	1,114

Total cost of revenues	3,949	4,469

Gross profit	9,365	16,540
Operating expenses:
Research and development	3,269	4,508
Sales and marketing	5,774	7,278
General and administration	3,175	1,584
Amortization of intangibles	—	42

Total operating expenses	12,218	13,412

Income (loss) from operations	(2,853)	3,128
Other income (expense):
Interest income	110	250
Interest expense	(69)	(31)
Other	3,278	—

Total other income	3,319	219

Income before provision for income taxes	466	3,347
Provision for income taxes	150	860

Net income	$316	$2,487

Basic net income per share	$0.03	$0.28

Weighted-average common shares used in computing basic per share amounts	9,270	8,805

Dilutive net income per share	$0.03	$0.25

Common and common equivalent shares used in computing dilutive per share amounts	10,192	10,024

IKOS SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per-share amounts)

	December 29, 2001	September 29, 2001
ASSETS
Current assets:
Cash and cash equivalents	$15,789	$10,613
Short-term investments	2,279	4,977
Accounts receivable (net of allowances for doubtful accounts of $1,027 and $927, respectively)	6,693	9,878
Inventories	6,568	7,700
Prepaid expenses and other assets	3,744	3,541

Total current assets	35,073	36,709
Equipment and leasehold improvements
Office and evaluation equipment	6,350	6,339
Machinery and equipment	7,601	7,572
Leasehold improvements	3,850	3,797

	17,801	17,708
Less allowances for depreciation and amortization	(10,661)	(10,076)

	7,140	7,632
Intangible assets (net of amortization of $1,092)	715	715
Other assets	826	1,227

	$43,754	$46,283

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Notes payable	$2,500	$2,500
Accounts payable	3,774	5,958
Accrued payroll and related expenses	3,220	2,491
Accrued commissions	631	705
Income taxes payable	855	730
Other accrued liabilities	2,373	3,249
Deferred revenues	6,762	7,757

Total current liabilities	20,115	23,390
Accrued rent	643	581
Commitments and contingencies
Stockholders' equity:
Preferred stock, $.01 par value; 10,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value; 50,000 shares authorized, 9,360 and 9,225 shares issued and outstanding, respectively	93	92
Additional paid-in capital	60,253	59,767
Accumulated adjustments to comprehensive income	(1,014)	(895)
Accumulated deficit	(36,336)	(36,652)

Total stockholders' equity	22,996	22,312

	$43,754	$46,283

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